Exhibit 99.8

ZenaTech Signs Offer to Acquire a UK Telecom Sector 3D Design & Modeling Company, Expanding Drone as a Service European Footprint

Vancouver, British Columbia, (August 26, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, announces it has signed an offer to acquire a well established UK-based 3D design and modeling company serving the Telecom sector.  The new potential acquisition provides transmission tower design, upgrade, and inspection services, and marks ZenaTech’s first expansion of its Drone as a Service business into the UK. The Company expects this to both further expand its strategic international footprint in Europe, while also providing new opportunities within the telecommunications and infrastructure sectors.

“This proposed acquisition further demonstrates our commitment to expand our DaaS business beyond the US seeking targeted long-term growth opportunities, while continuously seeking new industries poised for drone-enabled transformation opportunity,” said Shaun Passley, Ph.D., ZenaTech CEO. “As telecom networks undergo unprecedented transformation with 5G infrastructure modernization and greater cost controls, the integration of advanced drone-based 3D modeling solutions positions us to help deliver faster and more precise cell tower infrastructure solutions while enhancing safety standards. By combining trusted industry-specific expertise with our drone innovation, we are building a global platform that delivers innovation and efficiencies we can leverage across sectors, “added Dr. Passley.

The target company has long-standing leading telecom customers, providing advanced 3D scanning, modeling, and design—including digital twins and building information modeling—that enables more efficient building, maintaining, and upgrading of critical telecom infrastructure. Recognizing the ongoing maintenance demands of telecom towers, the Company’s future plans include expanding into rust remediation and spray-painting services using drones.

ZenaTech’s acquisition strategy is designed to modernize traditional surveying, inspection and other legacy established businesses by integrating advanced AI drone hardware and software capabilities. The Company believes this approach accelerates market adoption, expands its client base, and transforms fragmented and manual workflows into scalable, tech-driven solutions. ZenaTech is acquiring land survey and engineering companies, and other businesses ripe for innovation to advance its national and international vision for a scalable, multiservice DaaS business anchored by existing customers and recurring revenue opportunities.

ZenaTech has now completed eight acquisitions toward its goal of establishing 25 Drone as a Service locations by mid-year, 2026. The company’s DaaS model provides flexible on-demand or convenient subscription-based access for business or government clients, to advanced drone services for surveying, inspections, power washing, maintenance, and more, eliminating the need to invest in drone hardware and software, pilots, maintenance, or regulatory compliance.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a business technology solution company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and quantum computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for precision agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.